EXHIBIT 99.1

Additional Financial Information (Unaudited)

The following additional financial information is provided based upon the continuing interest of certain stockholders and creditors to assist them in understanding our core manufacturing business with our financial services operations on a pre-tax equity basis. Our manufacturing operations, for this purpose, includes our Truck segment, Engine segment, Parts segment, and Corporate items. The manufacturing operations financial information represents non-GAAP financial measures. The reconciling difference between these non-GAAP financial measures and our GAAP financial statements in Item 1 to the accompanying condensed consolidated financial statements is our financial services operations, which is included on a pre-tax equity basis.

Condensed Statements of Operations

Navistar International Corporation (with financial services operations on a pre-tax equity basis)

		Three Months Ended July 31,		Nine Months Ended July 31,
		2008	2007	2008	2007
	(in millions)
	Sales of manufactured products, net	$3,879	$2,852	$10,592	$8,802

	Cost of products sold	3,115	2,428	8,762	7,505
	Selling, general and administrative expense	348	342	967	935
	Engineering and product development costs	108	86	289	284
	Other expense, net	27	31	116	191

	Total costs and expenses	3,598	2,887	10,134	8,915

Income (loss) before income taxes	— Manufacturing operations	281	(35)	458	(113)
	— Financial services operations	(1)	40	(7)	124

	Income before income taxes	280	5	451	11
	Income tax expense	(8)	(9)	(17)	(28)

	Net income (loss)	$272	$(4)	$434	$(17)

E-157

Condensed Statements of Assets, Liabilities, and Stockholders’ Deficit

Navistar International Corporation (with financial services operations on a pre-tax equity basis)

	As of
	July 31, 2008	October 31, 2007
(in millions)
Cash and cash equivalents	$558	$716
Marketable securities	18	6
Accounts receivables	1,245	788
Inventories	1,489	1,380
Investments in and advances to non-consolidated affiliates	177	154
Investments in and advances to financial services affiliates	398	397
Property and equipment, net	1,849	1,980
Goodwill and intangible assets, net	651	639
Other assets	320	325
Deferred taxes, net	122	123

Total assets	$6,827	$6,508

Accounts payable	$2,116	$1,888
Postretirement benefits liabilities	1,203	1,310
Debt—manufacturing operations	1,884	2,028
Other liabilities	1,852	2,016
Stockholders’ deficit	(228)	(734)

Total liabilities and stockholders’ deficit	$6,827	$6,508

E-158

Condensed Statements of Cash Activities

Navistar International Corporation (with financial services operations on a pre-tax equity basis)

	Nine Months Ended July 31,
	2008	2007
(in millions)
Cash flow from operating activities:
Net income (loss)	$434	$(17)
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Depreciation and amortization	251	233
Depreciation of equipment held for or under lease	29	26
Deferred taxes	(5)	20
Equity in loss (income) of financial services operations	7	(124)
Equity in income of non-consolidated affiliates	(63)	(62)
Dividends from financial services operations	25	275
Dividends from non-consolidated affiliates	54	74
Other, net	(592)	(605)

Net cash provided by (used in) operating activities	140	(180)

Cash flow from investing activities:
Purchases of marketable securities	(43)	(178)
Sales or maturities of marketable securities	31	309
Net change in restricted cash and cash equivalents	(1)	—
Capital expenditures	(139)	(206)
Purchase of equipment held for or under lease	(11)	(13)
Acquisitions, net of cash acquired	—	(7)
Other investment activities	20	30

Net cash used in investing activities	(143)	(65)

Net cash used in financing activities	(164)	(287)
Effect of exchange rate changes on cash and cash equivalents	9	56

Decrease in cash and cash equivalents	(158)	(476)
Cash and cash equivalents at beginning of the period	716	1,078

Cash and cash equivalents at end of the period	$558	$602

E-159